SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment 7)*

Valaris plc

(Name of Issuer)

Class A Ordinary Shares, $0.40 par value

(Title of Class of Securities)

G9402V 109

(CUSIP Number)

Shawn Singh

Luminus Management, LLC

1700 Broadway, 26th Floor

New York, NY 10019

(212) 424-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,750,000 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,750,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,750,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.89%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,750,000 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,750,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,750,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.89%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Jonathan Barrett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,750,000 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,750,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,750,000 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.89%
14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The information included in Item 6 of this Amendment No. 7 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 199,430,217 outstanding shares of Common Stock as of July 24, 2020, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.

(c)	Schedule B attached hereto sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On August 28, 2020, Luminus Management and the Issuer entered into an amendment (the “Amendment”) to the Cooperation Agreement. Pursuant to the Amendment, Adam Weitzman resigned from the Issuer’s Board of Directors on August 28, 2020, effective immediately. In addition, certain provisions relating to the Cooperation Agreement have been terminated, including, among others, (i) Luminus Management’s right to recommend a replacement director for Mr. Weitzman, (ii) the size of the Board, and (iii) the Issuer’s engagement of certain advisors.

Pursuant to the Amendment, Luminus Management and the Issuer have agreed to modify the standstill restrictions included in the Cooperation Agreement including, among other things, to permit Luminus Management and its affiliates to purchase up to ten percent of the Issuer’s outstanding indebtedness. Pursuant to the terms of the Amendment, Luminus Management also has entered into a joinder (the “Joinder”) to the Issuer’s Restructuring Support Agreement, dated August 18, 2020, among the Issuer, certain subsidiaries of the Issuer and certain holders of the Issuer’s outstanding senior notes (the “RSA”) that will become effective if it acquires any of the Issuer’s outstanding credits from sellers currently subject to the terms and conditions of the RSA.

The RSA provides that Consenting Noteholders shall be eligible to become Backstop Parties in connection with the Rights Offering to be conducted in connection with the Issuer’s Restructuring (each of the capitalized terms in the foregoing sentence, as defined in the RSA). The RSA contains certain covenants on the part of the Consenting Noteholders, including commitments by the Consenting Noteholders to vote in favor of the Issuer’s restructuring plan, and a commitment to negotiate in good faith to finalize the documents and agreements governing the Issuer’s restructuring.

The foregoing summaries of the Amendment, the Joinder, and the RSA are not complete, and are qualified in their entirety by the full text of the Amendment, the Joinder, and the RSA, which are included as Exhibit 6, Exhibit 7, and Exhibit 8 hereto and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 6

First Amendment to Cooperation and Support Agreement, dated as of August 28, 2020, by and among Valaris plc and Luminus Management, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 28, 2020)

Exhibit 7	Joinder to Restructuring Support Agreement (incorporated by reference to Exhibit A of Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 28, 2020)

Exhibit 8	Restructuring Support Agreement, dated August 18, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 19, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2020

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: Director

/s/ Jonathan Barrett
JONATHAN BARRETT

Schedule B

Transactions in the Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days not previously reported by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/28/2020	(2,979,508)	0.074	0.074-0.075